Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

CARMEN DELIVERS 38 METRES OF 4.06 g/t GOLD EQUIVALENT

June 6, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Results from drilling at Kimber’s Monterde property continue to show the expansion of the Carmen deposit towards the northeast and southeast. This set of results includes four core holes on Carmen (MTC), 11 reverse circulation (“RC”) holes on Carmen (MTR) and one RC hole from Carotare (CTR).

Of the results reported, MTC-31 had 38 metres of 4.06 g/t gold-equivalent. This core hole was to obtain geologic information and metallurgical samples in an important zone near the north end of the deposit, where both grades and widths are excellent. The intercept in this core hole correlates well with previous RC holes.

Of the step-out holes on the northeast of the Carmen deposit, MTR-342 had 44 metres of 1.47 g/t gold-equivalent and 18 metres of 2.53 g/t gold equivalent. MTR-350 had 10 metres of 2.89 g/t gold-equivalent in the same area of the deposit.

MTR-343, 348, 349, 353 & 355 were step-outs to the southwest. Most notable of these holes was MTR-349 with four metres of 6.09 g/t gold–equivalent and MTR-348 with 10 metres of 1.74 g/t gold-equivalent.

The only additional RC hole from Carotare (CTR-32) had scattered anomalies, but it was in the same area (West Carotare) as the holes reported May 12th. As mentioned in that news release, it is now believed that the structure targeted is dipping in the direction opposite to what was expected. Drill roads and pads are being constructed to provide access to the appropriate part of the structure.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTR- 32	scattered anomalous
MTC- 28	4	10	6	0.54	79	1.60
and	126	130	4	0.93	23	1.24
and	208	214	6	2.88	122	4.51
and	220	230	10	0.87	59	1.66
MTC- 31	62	68	6	0.24	65	1.11
and	130	168	38	2.39	125	4.06
MTC- 32	196	202	6	2.05	37	2.54
and	222	242	20	1.18	13	1.36
MTC- 34	12	20	8	0.42	37	0.92
and	88	100	12	0.24	60	1.03
MTR-342	120	164	44	0.72	56	1.47
and	172	190	18	1.73	60	2.53
MTR-343	110	116	6	0.67	62	1.49
and	182	186	4	0.77	139	2.61
MTR-344	186	190	4	1.16	29	1.54
MTR-346	no significant intercepts
MTR-347	256	260	4	2.67	5	2.73
MTR-348	222	232	10	1.29	39	1.80
MTR-349	208	212	4	3.85	168	6.09
MTR-350	78	92	14	0.26	52	0.95
and	130	134	4	0.90	56	1.65
and	138	148	10	1.29	120	2.89
and	206	210	4	1.65	14	1.83
MTR-353	scattered anomalous
MTR-354	56	60	4	1.51	56	2.25
and	178	186	8	0.63	42	1.18
MTR-355	scattered anomalous
*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above.

Assay Lab

The summer drill programs, which are starting in Canada, are increasing the number of samples sent to the assay laboratories. We are now seeing an increase in turnaround time of our samples from a low of two weeks over the winter to as much as four weeks recently.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Director, Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.